UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D /A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sun River Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86686U 103
(CUSIP Number)

Ginger G. Toupal 9 Thornhurst San Antonio, TX 78218 210-928-1350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 86686U 103

1.	Names of Reporting Persons
Ms. Ginger G. Toupal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☐
	(b)			☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)		O

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization		USA

	7.	Sole Voting Power	1,744,495
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,744,495

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,744,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11)		6.76%1

14.	Type of Reporting Person (See Instructions)
Individual
__________________
1Calculated based upon 25,802,005 shares of common stock of the Issuer outstanding as of February 10, 2011, as reported on the Issuer's Form 10-Q for the period ended January 31, 2011.

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CUSIP No. 86686U 103

ITEM 1.                  Security and Issuer.

This statement on Schedule 13D relates to shares of $0.0001 par value Common Stock of Sun River Energy, Inc. (“SNRV” or the "Issuer"), a Colorado corporation.  The address of its principal office is 5950 Berkshire Lane, Suite 1650, Dallas, Texas 75225.

ITEM 2.                  Identity and Background.

(a)           This statement on Schedule 13D is being filed on behalf of Ms. Ginger G. Toupal, individually, and as the executrix of the Estate of Richard L. Toupal, deceased, having so qualified on May 9, 2011.

(b)           Ms. Toupal's address is 9 Thornhurst, San Antonio, TX  78218.

(c)           Ms. Toupal is executrix.

(d)           Ms. Toupal has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)           Ms. Toupal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ms. Toupal is a citizen of the United States.

ITEM 3.                  Source and Amount of Funds or Other Consideration.

Ms. Toupal was the wife of Mr. Richard L. Toupal. Mr. Richard L. Toupal died on April 15, 2011. Prior to his death, Mr. Toupal reported his holdings of the Issuer's common stock on Schedule 13D.  Ms. Toupal as the executrix of the Estate of Mr. Richard L. Toupal acquired beneficial ownership of the shares owned, directly or indirectly, by Mr. Richard Toupal upon the death of Mr. Richard L. Toupal

ITEM 4.                  Purpose of Transaction.

Ms. Toupal acquired the shares described herein as a result of the death of Mr. Toupal.  All of the shares held by Ms. Toupal are being held for investment purposes.  Other than as set forth above, Ms. Toupal does not currently have any new plans or proposals, either individually or collectively with another person, which relates to or would result in:

(a)           The acquisition by any person of additional securities of SNRV, or the disposition of securities of SNRV;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SNRV or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of SNRV or any of its subsidiaries;

(d)           Any change in the present board of directors or management of SNRV, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of SNRV;

(f)           Any other material change in SNRV's business or corporate structure;

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CUSIP No. 86686U 103

(g)           Changes in SNRV's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of SNRV by any person;

(h)           Causing a class of securities of SNRV to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(i)           A class of equity securities of SNRV becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j)           Any action similar to any of those enumerated above.

ITEM 5.                  Interest in Securities of the Issuer.

The percentages of outstanding shares of Sun River Energy, Inc. common stock reported below are based on the statement that on February 10, 2011 there were 25,802,005 shares of SNRV's common stock issued and outstanding.

(a)           Ms. Toupal beneficially owns or may be deemed to beneficially own shares of SNRV as follows:

1,744,495 common shares which represents 6.76% of the total issued and outstanding common stock on February 10, 2011.

(b)           For information regarding the number of shares of SNRV common stock as to which Ms. Toupal holds or shares or may be deemed to hold, reference is made to items (7) – (12) of the cover page for this statement on Schedule 13D.

(c)           On each of May 11th, 12th, 13th, 16th, 19th and 20th, 2011, the Reporting Person sold 4,800 shares, 5,600 shares, 20,600 shares, 4,000 shares, 6,900 shares and 6,100 shares, respectively, in the open market at $4.7727, $4.79, $4.787767, $4.80, $4.7655007 and $4.78 per share, repsectively.

On May 23, 2011, the Reporting Person purchased 48,000 shares of the Issuer's common stock in the open market at $4.77 per share.

(d)           No person other than Ms. Toupal has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of SNRV common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Ms. Toupal.

(e)           Not applicable.

ITEM 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Ms. Toupal has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of SNRV, other than as described in this statement on Schedule 13D.

ITEM 7.                  Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2011	/s/ Ginger G. Toupal
Ginger G. Toupal